Exhibit 99.1

WESTERN COPPER AND GOLD PROVIDES UPDATE ON ESE SUBMISSION

VANCOUVER, BC, July 15, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to provide an update on its Environmental and Socio-economic Effects Statement ("ESE Statement") submission for the Casino Project (the "Project").

The ESE Statement incorporates extensive technical work, including environmental and socio-economic baselines studies and assessments. Western is pleased with the progress to date and the level of consultation achieved thus far with First Nations and communities. The feedback from this engagement is making the Project stronger, and we look forward to continuing and intensifying these efforts during the assessment process. The Company expects to deliver its ESE Statement to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") before the end of October.

"The Western team and our external consultants have been working diligently on the Project ESE Statement" said Sandeep Singh, President & CEO. "There is an incredible amount of work that has already gone into the Project. We are now in the final stages of compiling and refining this body of work into our submission.

The Company is the first to undertake a Panel Review in the Yukon, the highest level of rigor of any project assessed in the territory. We welcome that oversight and believe, more than ever, that the Project can be advanced sustainably and for the benefit of all Yukoners.

As one of Canada's largest and most advanced critical minerals projects, we are uniquely positioned to benefit from Yukon and Federal priorities around resource security, Arctic sovereignty, and nation-strengthening infrastructure."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President and CEO
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the timing of the ESE Statement submission and expectations about the assessment process.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: For more information, please contact: Cameron Magee, Director, Investor Relations & Corporate Development, Western Copper and Gold Corporation, 437-219-5576 or cmagee@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:30e 15-JUL-25